601 Poydras Street, 21st Floor
New Orleans, Louisiana 70130
(504) 310-731
www.iberiabank.com

June 5, 2017

VIA EDGAR SUBMISSION
Gus Rodriguez
Accounting Branch Chief
Office of Financial Services

Re: IBERIABANK Corporation Form 10-K for the Fiscal Year Ended December 31, 2016; Filed February 21, 2017; File No. 001-37532

Dear Mr. Rodriguez:

This letter acknowledges receipt of and responds to your comment letter dated May 23, 2017, relating to IBERIABANK Corporation’s (the “Company”) Form 10-K for the year ended December 31, 2016 filed on February 21, 2017. In order to facilitate your review, we have included the text of the comment letter in italics, along with our response below.

Form 10-K for the Year Ended December 31, 2016

Non-GAAP Measures, page 40

1.
We note your presentation of the non-GAAP measure, core pre-provision earnings. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word ``core´´ implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses and other credit costs from net income to arrive at ``core´´ earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non- GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

The Company respectfully acknowledges your comment and proposes to comply with your request by revising the title of the non-GAAP measure of “core pre-provision earnings” to “pre-provision earnings, as adjusted” in future filings. We will also include a footnote to the non-GAAP measures table to further explain the adjustments to GAAP earnings. The adjustments we make to our GAAP earnings are useful to management, users of the financial statements, analysts and investors in order to provide the appropriate insight into the ongoing performance of the Company relative to our published expectations, as well as the sustainability of our performance and future financial health. These adjustments are not intended to imply that items such as the provision for loan losses and other credit costs are not an inherent part of our core business. Instead, we provide a measure of “pre-provision earnings, as adjusted” to the investment community in order to present a perspective of the Company’s performance, normalized for fluctuations in credit quality.

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If you have any questions with respect to the foregoing, please contact me at (504) 310-7317 or Scott Price at (205) 803-5860.

Sincerely,
/s/ Anthony J. Restel

Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation